As filed with the U.S. Securities and Exchange Commission on April 7, 2014
 Registration No.  333- 190612

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

POST-EFFECTIVE AMENDMENT NO. 1
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

BARCLAYS PLC
(Exact name of issuer of deposited securities as specified in its charter)

n/a
 (Translation of issuer's name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401
Telephone (800) 990-1135
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Joe Busuttil
Barclays Bank PLC
745 Seventh Avenue
New York, New York 10019
(212) 526-7000
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600
It is proposed that this filing become effective under Rule 466
☒ immediately upon filing
☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing 4 ordinary shares of Barclays PLC	N/A	N/A	N/A	N/A
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333- 152742.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the Amendment No. 2 to the Second Amended and Restated Deposit Agreement filed as Exhibit (a)(3) to this  Registration Statement on Form F-6, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus

(1)	Name and address of depositary		Introductory Article

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top center

Terms of Deposit

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles 15, 16 and 18

	(iii)	The collection and distribution of dividends	Articles 4, 12, 13, 15 and 18

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles 11, 15, 16 and 18

	(v)	The sale or exercise of rights	Articles 13, 14, 15 and 18

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12, 13, 15, 17 and 18

	(vii)	Amendment, extension or termination of the deposit agreement	Articles 20 and 21

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article 11

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6, 8 and 22

	(x)	Limitation upon the liability of the depositary	Articles 14, 18, 19 and 21

(3)	Fees and Charges		Articles 7 and 8

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Barclays PLC is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the U.S. Securities and Exchange Commission (the “Commission”), and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Article 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement. Form of  Second Amended and Restated Deposit Agreement dated as of                , 2008 among Barclays PLC (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement").  Previously filed as Exhibit (a) to Registration Statement No. 333- 152742  and incorporated herein by reference.

(a)(2)	Form of Amendment to Deposit Agreement. Form of Amendment to Deposit Agreement. Previously filed as Exhibit (a)(2) to Registration Statement No. 333- 190612 and incorporated herein by reference.

(a)(3)	Form of Amendment No. 2 to Deposit Agreement. Form of Amendment No. 2 to Deposit Agreement including the Form of American Depositary Receipt, is filed herewith as Exhibit (a)(3).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)
Opinion of counsel to the Depositary as to the legality of the securities being registered.   Previously filed as Exhibit (a)(2) to Registration Statement No. 333-190612  and incorporated herein by reference.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Powers of Attorney. Previously filed as Exhibit (f) to Registration Statement No. 333-190612 and incorporated herein by reference.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on  April 4, 2014 .

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Barclays PLC certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, United Kingdom on April 4, 2014 .

Barclays PLC

By:	/s/ Patrick Gonsalves
Name:	Patrick Gonsalves
Title:	Deputy Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons on April 4, 2014 , in the capacities indicated.

Signature	Title

*	Group Chairman
Sir David Walker

*	Chief Executive (Principal Executive Officer) and Executive Director
Antony Jenkins

/s/ Tushar Morzaria	Group Finance Director (Principal Financial Officer
Tushar Morzaria	and Principal Accounting Officer)

Non-Executive Director
Mike Ashley

*	Non-Executive Director
Tim Breedon CBE

*	Non-Executive Director
Fulvio Conti

*	Non-Executive Director
Simon Fraser

*	Non-Executive Director
Reuben Jeffery III

Non-Executive Director
Wendy Lucas Bull

*	Non-Executive Director
Dambisa Moyo

*	Non-Executive Director
Frits van Paasschen

*	Non-Executive Director
Sir Michael Rake

Non-Executive Director
Diane de Saint Victor

Non-Executive Director
Sir John Sunderland

Non-Executive Director
Steve Thieke

*	Authorized Representative in the United States
Joe Busuttil

*By:	/s/ Patrick Gonsalves
Name: Patrick Gonsalves Title: Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number
(a)(3)	Form of Amendment No. 2 to Second Amended and Restated Deposit Agreement.

(e)	Rule 466 Certification